Western Capital Resources, Inc.

11550 “I” Street, Suite 150

Omaha, Nebraska 68137

October 11, 2012

TRANSMITTED VIA EDGAR

Michael R. Clampitt, Senior Counsel

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Western Capital Resources, Inc. (the “Company”)

Pre-Effective Amendment No. 4 to Registration Statement on Form S-1/A

Filed on October 9, 2012 (the “Registration Statement”)

(SEC File No. 333-182190)

Dear Mr. Clampitt:

The undersigned respectfully requests that the Registration Statement of the Company (SEC File No. 333-182190) be declared effective at 10:00 a.m., Washington, D.C. time, on Monday, October 15, 2012, or as soon thereafter as is practicable.

In connection with this request, the Company (the “Registrant”) hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

In addition, the Company hereby represents to the Commission that the Company’s third quarter results of operation (2012) will have no adverse impact on the financial condition of the Company or its results of operation for such period (whether in comparison to the second quarter of 2012 or the third quarter of 2011).

Sincerely,

WESTERN CAPITAL RESOURCES, INC.

By:	/s/ John Quandahl
John Quandahl
Chief Executive Officer